  EXHIBIT 99.1

INTELLIPHARMACEUTICS INTERNATIONAL INC.

 September 19, 2018

Notice to Warrant Holders

Dear Warrant Holder:

Reference is made to that certain Common Stock Purchase Warrant issued to you (the “Holder”) on or after June 2, 2016 in connection with the execution of that certain Underwriting Agreement between Intellipharmaceutics International Inc. (the “Company”) and Dawson James Securities, Inc., dated May 27, 2016 (the “Warrant” and collectively with the other warrants issued under such Underwriting Agreement, the “Warrants”). This letter constitutes a notice pursuant to Section 3(g) of the Warrant and in accordance with the notice provisions contained in Section 5(h) thereof. All capitalized terms not separately defined in this Notice shall have the same meanings as defined in the Warrants.

We are writing to inform you, as a registered holder of one or more Warrants, that the Company has effected a consolidation, or reverse stock split, of the issued and outstanding common shares of the Company (the “reverse split”). The Board of Directors of the Company has selected a share consolidation ratio of ten (10) pre-consolidation shares for one (1) post-consolidation common share. On September 12, 2018, the Company filed articles of amendment which implemented the reverse split and the Company’s common shares began trading on each of The NASDAQ Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) on a post-split basis under the Company’s existing trade symbol “IPCI” at the market open on September 14, 2018.

Pursuant to the terms of the Warrants, each then-outstanding Warrant will be adjusted such that (subject to any future adjustment pursuant to the Warrant’s terms):

●
the initial Exercise Price per common share of US$1.93 shall hereafter be multiplied by 10 (i.e., the quotient resulting from the fraction in which (i) the numerator is the number of common shares outstanding immediately before the reverse split and (ii) the denominator is the number of common shares outstanding immediately after the reverse split), resulting in an adjusted Exercise Price of US$19.30 (subject to any future adjustment pursuant to the Warrant’s terms); and

●
the number of shares issuable upon exercise of the Warrant shall be proportionately adjusted such that the aggregate Exercise Price of the Warrant shall remain unchanged.

The reverse split was previously approved by the shareholders of the Company at a special meeting held on August 15, 2018.

If you should have any questions, please do not hesitate to contact Andrew Patient, Chief Financial Officer of the Company, at 416.798.3001 ext. 106.

* * * * *

PLEASE ATTACH THIS NOTICE TO THE
CERTIFICATE EVIDENCING THE WARRANT(S)
CURRENTLY HELD BY YOU